Sphere 3D to Present at 2014 Cantech Investment Conference in Toronto

Mississauga, ONTARIO – January 15th, 2014 – Sphere 3D Corporation (TSXV-ANY; OTCQX: SPIHF) (the “Company”), developer of Glassware 2.0™ foundational thin client technology, is pleased to announce that the Company will be attending the 2014 Cantech Investment Conference on January 16th, 2014 in Toronto, Ontario.

Peter Tassiopoulos, CEO of Sphere 3D, will be presenting at the conference at 9:55 am EST. The Company will have a booth in the investor exhibit hall and shall be demonstrating a number of its Glassware 2.0 products for attendees.

Following the Conference, a copy of the presentation and video of the demonstration shall be posted on the Company’s website at www.sphere3d.com/media-and-news

The Cantech Investment Conference brings together the top thought leaders, fastest growing companies and most influential investors in the country for a full day exposition at the Metro Toronto Convention Centre. It is the ultimate showcase for Canadian technology development and investor opportunities. Canadian icon Commander Chris Hadfield will take the stage as key note speaker to remind Canadians that "The Sky is Not the Limit". Other speakers include Canadian technology legend Sir Terry Matthews, Wellington Financial CEO Mark McQueen, and OMERS Ventures CEO John Ruffolo. The day will complete with Cantech Letter's 4th annual Cantech Letter Awards Dinner, recognizing the top achievement in Canadian technology, clean technology and life science sectors.

For information about the Cantech Investment Conference, visit: www.cambridgehouse.com

Contact:

Peter Tassiopoulos, CEO
Sphere 3D Corporation
Phone: (416) 749-5999
Email: peter@sphere3d.com

About Sphere 3D Corporation

Sphere 3D Corporation is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit: www.sphere3D.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.